Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation
#1180 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 23, 2006.

Item 3	News Release
The news release was disseminated in Canada on May 23, 2006 by CCN Matthews.

Item 4	Summary of Material Change

Canplats Resources Corporation is pleased to report the staking of a 12,500 hectare (over 48 square mile) claim located in Chihuahua State, Mexico. Prospecting and mapping by consulting geologists Perry Durning and Bud Hillemeyer have defined a large (+25 km2) area of hydrothermal alteration within the lower volcanic sequence.

Item 5	Full Description of Material Change
See attached news release dated May 23, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A.

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
May 23, 2006.

May 23, 2006	TSX Venture Symbol: CPQ

CANPLATS ACQUIRES NEW PROJECT IN MEXICO, UPDATES ON OTHER PROPERTIES

Vancouver, B.C. -- Canplats is pleased to report the staking of a 12,500 hectare (over 48 square mile) claim located in Chihuahua State, Mexico.

Prospecting and mapping by consulting geologists Perry Durning and Bud Hillemeyer have defined a large (+25 km2) area of hydrothermal alteration within the lower volcanic sequence. This alteration is associated with iron-stained and locally silicified volcanic breccias, rhyolite-to-latite dikes and domes, and highly calcified intrusive rocks. Several small windows through the volcanic sequence have exposed intensely altered limestone and skarn with associated jasperoids, hematite, jarosite, sulphide casts and local gossans up to two meters thick. Exploration targets for the property include massive sulphide veins and replacement zones (mantos and chimneys) localized along structures peripheral to a variably skarned intrusive; and precious and base metals disseminated in the host sedimentary and volcanic rocks around the intrusive.

Representative chip and grab samples were collected from around the property. Of particular interest, eight out of nine samples from one showing averaged 1.5 grams per tonne (gpt) silver, 0.31% zinc, along with +500 parts per million (ppm) arsenic, +10% iron, and +1.0% phosphorus. At a second limestone showing, nine out of sixteen samples averaged 3.0 gpt silver, 0.45% zinc, 0.16% lead with similar values in arsenic, iron and phosphorus. These samples were collected from a well oxidized surface showing of altered and re-crystallized limestone measuring 50 by 500 meters. Durning and Hillemeyer state that: “The surface outcrops on the claim are thoroughly oxidized and completely leached. The presence of highly anomalous silver, lead and zinc values along with important trace-element indicators in the altered limestones and gossans is extremely encouraging. In particular, silver is often dramatically leached into the ground and can be enriched beneath the surface outcrops in this type of geologic environment.”

Upcoming activities will include geologic mapping and systematic sampling of the property. An initial trenching program and geophysical surveys will follow.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Canplats Resources Corporation, is the Qualified Person (QP) responsible for reviewing available data for the exploration program.

In other news, a geological team has returned to the company’s Mecatona property located near the Santa Barbara Mining District in Chihuahua, Mexico. Chip sampling and trenching will define the near-surface silver-gold mineralization intersected by the drill program completed earlier this year. This work will be focused on developing a near surface, bulk minable resource. At the north end of the property, a newly located broad hematite alteration zone with anomalous zinc and silver values will be sampled and mapped.

At the 100%-owned Rodeo gold-silver property in Durango, Mexico, field crews have made preparation for an upcoming drill program to test for depth extensions of the high grade mineralization intersected in two previous drill programs. This next program will be undertaken as soon as a diamond drill can be mobilized to the property.

For further information, contact:

Corporate Information
         Canplats Resources Corporation
         R.E. Gordon Davis
         Chairman, President and C.E.O.
         Direct: (604) 484-8220

         Paul LaFontaine
         Director, Investor Relations
         Direct: (604) 484-8212
         info@canplats.com
http://www.canplats.com	Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ annual report on Form 20-F filed with the U.S. Securities and Exchange Commission..